December 23, 2020

VIA EDGAR CORRESPONDENCE

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (File Nos. 333-148723 and 811-22172)
SIM U.S. Managed Accumulation Fund (f/k/a SIM Global Moderate Managed Volatility Fund)
SIM Global Managed Accumulation Fund (f/k/a SIM Global Equity Fund)
(each, generally, a “Fund” and collectively the “Funds”)

Dear Ms. Marquigny:

This letter provides the responses of World Funds Trust (the “Trust”) to the comments of the staff of the U. S. Securities and Exchange Commission (“SEC”) provided by you on December 15, 2020. The comments addressed the most recent Form N-1A filings for the series of the Trust noted above. For your convenience, I have included your comments in this letter and provided the Trust’s responses below each comment.

1.	General: Given that the Funds have not been offered and do not have shareholders, the Staff does not view a significant change in fund strategy as inherently problematic. In the future, however, please be advised that such 485(a) filings should designate an effective date at least 75 days after the filing to allow sufficient time for Staff review and the resolution of material issues if any. Please also note that, in the future, we would expect an explanation of the reasons of Board of Trustees of the Trust and investment adviser to the Funds for the changes, including a discussion of how the best interests of existing shareholders was considered in connection with the change and why another alternative (such as launch of a separate fund) was not chosen.

Response: The Trust acknowledges your comment.

2.	Cover Page – Deleted Disclosure: We note that the cover page previously stated, “The Funds have not commenced operation as of the date of this prospectus,” but this disclosure has been deleted. Please confirm that the Funds still has not been offered and will not be offered until the filing is effective.

Response: The Trust confirms that the Funds have not commenced operations, and the Trust and the Adviser have confirmed that the Funds have not been offered, nor will they be offered, to the public until the filing is effective.

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

December 23, 2020

SIM U.S. Managed Accumulation Fund (f/k/a SIM Global Moderate Managed Volatility Fund)

3.	Investment Objective: Per General Instruction C.3.(b) of Form N-1A, disclosure is strictly limited for Items 2 through 8. Item 2 should state the Fund’s goal and may include only the Fund “type or category.” The language beginning “… by managing exposure…” is strategy rather than objective and does not belong in Item 2. Accordingly, please limit the description to the Fund’s investment objective.

Response: The Trust has revised the disclosure to address your comment.

4.	Fee Table Preamble: The Fee Table preamble does not refer to sales charge discounts. Please confirm that the Fund does not offer discounts or revise the disclosure per Item 3 of Form N-1A and the related instructions.

Response: The Trust confirms that the Funds do not impose sales charges (or discounts thereto). Accordingly, the Trust has not adjusted the disclosure.

5.	Missing Fee Table and Expense Example: The Staff takes the position that fee tables and expense examples are required material disclosures in 485(a) filings that should not be added in a 485(b) filing without the opportunity for Staff review. Accordingly, please provide the Staff with change pages for all Funds reflecting the updated fee tables and expense examples via EDGAR correspondence at least five days before the filings effective date. We may have further comments in response.

Response: Pages containing the complete fee tables and expense examples for both Funds are included in Exhibit A hereto.

6.	Acquired Fund Fees and Expenses: We note that the Trust has deleted the footnote indicating that the acquired fund fees and expenses (AFFE) are estimated. The disclosure on page 7 states that “The Fund is a new mutual fund and has not commenced operations.” If this is correct, the AFFE still should be estimated. Please put the removed disclosure back in or explain to us why this statement is no longer appropriate and accurate disclosure.

Response: The Trust has added back the footnote and corresponding footnote disclosure as requested.

7.	Expense Limitation Footnote: The footnote states that the Adviser may terminate the contractual expense limitation arrangements after February 28, 2022, but makes no mention of the Board’s right to terminate under any circumstances. If the agreement may also be terminated by the Board, so state and summarize the applicable circumstances under which each party may do so.

Response: The Trust has revised the disclosure to indicate that the Board and the Adviser may terminate the contractual expense limitation arrangements at any time by mutual written consent.

8.	Expense Examples: The Expense Example presentation appears to present one set of expense figures. If investors may be subject to a deferred sales charge upon redemption, please provide and additional set of example figures showing the cost to investors who redeem their shares at the end of the designated periods listed.

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Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

December 23, 2020

Response: The Trust confirms that the Funds do not impose deferred sales charges (or discounts thereto). Accordingly, the Trust has not adjusted the disclosure.

9.	Principal Investment Strategies – Names Rule: The Staff notes the first sentence of the second paragraph included in the strategy discussion for the Fund reads as follows: “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities of Underlying Funds that, by the terms of their prospectuses, focus on making investments in issuers that are either based, operated or primarily operated in the United States or listed on a U.S. exchange or marketplace.” Please describe with greater clarity how the Adviser selects underlying funds to ensure they meet this standard. For example, how does the Adviser ensure that the underlying funds’ characterization of U.S. holdings is consistent with the Funds criteria for U.S. investments? See Rule 35d-1(a)(3)(i). Does the Adviser confirm its assessment of the underlying fund disclosure by looking through to the holdings of its underlying funds? If the Fund invests less than 100% in U.S. holdings, does the Adviser use its 20% bucket to maintain the 80% investment requirement? If so, explain the Adviser’s process for maintaining the appropriate percentage of U.S. holdings for purposes of the Names Rule.

Response: The Trust is not aware of any specific requirement under federal securities laws or a formal SEC position requiring an investment company to “look through” to the securities held by an underlying fund when determining the investment company’s compliance with Rule 35d-1. The Trust notes, however, that the first sentence of the penultimate paragraph in the Fund’s strategy discussion reads as follows: “For purposes of complying with the Fund’s investment policies, the Adviser will identify Underlying Funds in which to invest by reference to such Underlying Funds’ investment policies at the time of investment.” In addition, the Adviser has confirmed to the Trust that, in regards to the Fund’s 80% investment policy, the Adviser will put forth reasonable efforts to look through to underlying funds and their holdings for purposes of ensuring compliance with the Fund’s 80% investment policy.

10.	Principal Investment Strategies: The final paragraph on page 2 is difficult to understand. What does “… slight investment weight toward factors such as small market capitalization, value companies, and high profitability companies…” mean? Explain the phrase “slight investment weight” and provide examples (e.g., percentage range of underlying funds’ assets invested in small market cap companies - between 10% and 15% of underlying fund assets invested in high profitability companies?). Also, please delete the words “such as” from the first sentence; instead, explain how the Adviser: (i) decides a particular selection factor is favorable (e.g., small market cap, value companies, high profitability), (ii) prioritizes the relevance of different selection factors when comparing underlying fund options, (iii) allocates assets across underlying funds, and (iv) applies that information to make purchase and sales decisions regarding its underlying funds. Finally, the Staff is particularly confused by the substitution of “slight” for “moderate” in the first sentence. In your response letter to the Staff, please help us understand the rationale for this change and how it is internally consistent with the last sentence on page 2.

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Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

December 23, 2020

Response: The Trust has revised the disclosure to address your comment, including returning the reference in the first sentence to “slight investment weight” back to “moderate investment weight.”

11.	Principal Investment Strategies: In the first paragraph on page 3, what is the basis for the statement regarding potential out/under performance vis-à-vis the market and specifically, underperformance and outperformance under particular circumstances? Please revise/clarify as appropriate. In revising this language, consider reframing the discussion in terms of how the Adviser anticipates the Fund will perform based on the Fund’s design (i.e., the Fund was designed to do X when the market does Y).

Response: The Trust has revised the disclosure to address your comment.

12.	Principal Investment Strategies – Volatility Management Strategy: Also with respect to the first paragraph on page 3, please explain the underlying concept of the volatility management strategy more clearly and provide a more understandable and accessible discussion of the assumptions involved. For example, the disclosure states that the Fund expects to underperform its benchmark in normal circumstances and outperform the benchmark during periods of when the market experiences downside corrections. Please explain the following: (i) are the “abnormal circumstances” synonymous with the periods of “downside corrections” during which the Fund is expected to “slightly outperform the benchmark”, (ii) to what is the penultimate sentence (first paragraph, page 3) referring when it states that “… the Fund will reduce exposure to the market factor” in “abnormal circumstance?” (emphasis added); (iii) if the volatility management strategy will cause the Fund to underperform its benchmark during “normal circumstances,” how is that strategy consistent with the Fund’s long-term capital appreciation objective. The revised disclosure should present more coherent picture of how this volatility management strategy and other principal strategies work together to achieve the Fund’s stated objective. Please revise accordingly.

Response: The Trust has revised the disclosure to address your comment.

13.	Principal Investment Strategies – 25% Bucket (second paragraph of page 3): The description of the 25% bucket strategy and in particular, subparagraph 2, is not adequately explained. Please clarify what “… within a risk control methodology of increasing or decreasing cash weight, based on lower volatility targets, relative to the underlying assets class …” means. The concept of altering risk by increasing or decreasing the Fund’s cash allocation should be explained so investors understand the relationship between cash availability, risk, volatility, and liquidity. Likewise, the concept of targeting a particular volatility relative to an identified asset class also requires further context for investors to understand how the Adviser’s strategy works. Please revise the draft of the 25% bucket accordingly.

Response: The Trust has revised the disclosure to address your comment.

14.	Principal Risks: With respect to the new “Investment Factor Risk,” the clause “Portfolio overweighs to specific investment factors (i.e., large cap vs. small cap, value vs. growth, high vs. low profitability, etc.) may not be in favor during the time period of the overweight …” is particularly difficult to understand. Please re-write this risk in plain English.

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Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

December 23, 2020

Response: The Trust has revised the risk disclosure to address your comment.

SIM Global Managed Accumulation Fund (f/k/a SIM Global Equity Fund)

15.	Investment Objective: In the text under the “Investment Objective” heading on page 8, the disclosure following the word “appreciation” addresses the means by which the Fund seeks to achieve its objective. This is strategy disclosure. Consistent with the Staff’s comment on the corresponding portion of the prior Fund’s disclosure, please eliminate the disclosure that is not necessary to satisfy Item 2 of Form N-1A.

Response: The Trust has revised the disclosure to address your comment.

16.	Principal Investment Strategies: Consistent with our comment on the SIM U.S. Managed Accumulation Fund, please help the Staff understand how the change from “substantial investment weight” to “slight investment weight” is consistent with the Adviser’s belief that “Underlying Funds that focus on small capitalization, value, and high profitability companies may offer greater long-term expected returns over each factor’s counterpart.”

Response: The Trust has revised the disclosure to address your comment. In order to maintain consistency with similar disclosure included for the SIM U.S. Managed Accumulation Fund, we revised the reference to “slight investment weight” to now state “moderate investment weight.”

17.	Principal Investment Strategies – 25% Bucket (third paragraph of page 10): In addition to the volatility management strategy comments we provided with respect to the SIM U.S. Managed Accumulation Fund, we note that this Fund presents the same disclosure in a single block of text rather than using numbered bullet points like the SIM U.S. Managed Accumulation Fund. Please conform the presentation format to that of the prior Fund or explain how the difference in presentation is intended to assist Fund investor’s comprehension and comparison.

Response: The Trust has revised the disclosure to address your comment.

18.	Principal Investment Strategies (page 10): The Staff notes that a paragraph describing the Fund’s portfolio construction and underlying fund allocation strategy has been deleted from this filing. Please return this disclosure to the Fund’s strategy summary or in your response letter explain why this information no longer applies and disclose the Fund’s alternative underlying fund allocation and portfolio turnover policies. Alternatively, direct the Staff to the summary prospectus disclosure that corresponds to the deleted language.

Response: The Trust has returned the noted disclosure back to the Fund’s strategy summary as requested by your comment.

19.	Principal Risks: With respect to “Dividend-Paying Securities Risk,” the strategic basis for this principal risk is not described in the Fund’s strategy summary. Please reconcile this discrepancy.

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Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

December 23, 2020

Response: The Trust confirms that this particular risk is not a principal risk of the Fund and has revised the disclosure accordingly.

Comments Applicable to Both Funds

20.	Additional Information About the Funds’ Investments (page 15): We note that in the disclosure specifically on the investment objectives of each Fund, the term “market beta” appears as one example of the “specific investment factors” the Adviser may consider in its underlying fund selection process. However, we also note that “market beta” is never mentioned in the Item 4 or Item 9 principal strategy discussion for either Fund. If market beta is a principal consideration on which the Adviser relies to make investment decisions for the Fund, add corresponding disclosure to the Item 4 and Item 9 strategy discussions. If not, please remove the market beta references that appear in each Fund’s investment objectives disclosure and the related investment objective information on page 16.

Response: The Trust has revised the disclosure to address your comment.

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Please feel free to contact me at (617) 865-1870 with any additional questions you may have regarding the responses contained in this letter.

Sincerely,

/s/ Kenneth R. Earley

Kenneth R. Earley

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EXHIBIT A

SIM U.S. Managed Accumulation Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class Z
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Maximum deferred sales charges (load) (as a percentage of the NAV at time of purchase)	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.65%
Administration Services Fee	0.25%
Other Expenses(1)	1.25%
Acquired Fund Fees and Expenses(1)	0.16%
Total Annual Fund Operating Expenses(2)	2.31%
Fee Waivers and/or Expense Reimbursements	(0.65)%
Total Annual Fund Operating Expenses (after fee waivers and expense reimbursements)	1.66%

(1)	Other Expenses and Acquired Fund Fees and Expenses are estimated for the Fund’s initial fiscal year.
(2)	Secure Investment Management, LLC (the “Adviser”) has agreed to limit the total expenses of the Fund (exclusive of interest, distribution fees pursuant to Rule 12b-1 Plans, taxes, acquired fund fees and expenses, brokerage commissions, dividend expense on short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of business) to an annual rate of 1.50% of the average daily net assets of the Fund. Each waiver and/or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three years following the date such waiver and/or reimbursement was made, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. These contractual arrangements cannot be terminated prior to February 28, 2022 without the written consent of both the Board of Trustees and the Adviser.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The effect of the Adviser’s agreement to waive fees and/or reimburse expenses is only reflected in the first year of each example shown below. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 Year	3 Years	5 Years	10 Years
Class Z	$169	$659	$1,176	$2,596

SIM Global Managed Accumulation Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class Z
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Maximum deferred sales charges (load) (as a percentage of the NAV at time of purchase)	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.65%
Administrative Services Fee	0.25%
Other Expenses(1)	1.25%
Acquired Fund Fees and Expenses(1)	0.24%
Total Annual Fund Operating Expenses(2)	2.39%
Fee Waivers and/or Expense Reimbursements	(0.65)%
Total Annual Fund Operating Expenses (after fee waivers and expense reimbursements)	1.74%
(1)	Other Expenses and Acquired Fund Fees and Expenses are estimated for the Fund’s initial fiscal year.
(2)	Secure Investment Management, LLC (the “Adviser”) has agreed to limit the total expenses of the Fund (exclusive of interest, distribution fees pursuant to Rule 12b-1 Plans, taxes, acquired fund fees and expenses, brokerage commissions, dividend expense on short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of business) to an annual rate of 1.50% of the average daily net assets of the Fund. Each waiver and/or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three years following the date such waiver and/or reimbursement was made, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. These contractual arrangements cannot be terminated prior to February 28, 2022 without the written consent of both the Board of Trustees and the Adviser.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The effect of the Adviser’s agreement to waive fees and/or reimburse expenses is only reflected in the first year of each example shown below. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 Year	3 Years	5 Years	10 Years
Class Z	$177	$683	$1,217	$2,677